Westminster Research Associates LLC

Statement of Financial Condition

December 31, 2015

Assets

Cash and cash equivalents	$ 25,242,032
Cash and cash equivalents segregated for the exclusive benefits of customers and other restricted deposits	64,955,765
Receivables from brokers	14,242,938
Prepaid research, net of allowance of $1,744,319	9,695,534
Goodwill	52,928,162
Fixed and other assets, net of accumulated depreciation and amortization of $1,136,982	454,787
Total assets	$ 167,519,218

Liabilities and member's equity

Liabilities:	
Due to banks	$ 674,022
Commission management payable	77,375,276
Accrued compensation and other liabilities	7,263,882
Total liabilities	85,313,180
Member's equity	82,206,038
Total liabilities and member's equity	$ 167,519,218

The accompanying notes are an integral part of this statement of financial condition.